SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CATAPULT COMMUNICATIONS CORPORATION
(Name of Subject Company (issuer))

IXIA
JOSIE ACQUISITION COMPANY
(Names of Filing Persons (offeror))
Common Stock, par value $0.001 per share
(Title of Class of Securities)
149016107
(CUSIP Number of Class of Securities)
Ronald W. Buckly
Senior Vice President, Corporate Affairs and General Counsel
Ixia
26601 West Agoura Road
Calabasas, California 91302
(818) 871-1800
(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

Copy to:
Katherine F. Ashton, Esq.
Bryan Cave LLP
120 Broadway, Suite 300
Santa Monica, California 90401
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
Not applicable	Not applicable

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑     third-party tender offer subject to Rule 14d-1.
☐     issuer tender offer subject to Rule 13e-4.
☐     going-private transaction subject to Rule 13e-3.
☐     amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12. Exhibits.

Exhibit	Description

99.1	Press Release, dated May 11, 2009, by Ixia.